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Exhibit 99.(a)(1)(C)

FORM OF ELECTRONIC TRANSMITTAL LETTER

To:	Adobe Employees Eligible for the Stock Option Exchange Program
From:	Theresa Townsley, Senior Vice President of Human Resources
Date:	May 16, 2003
Subject:	Offer to Exchange Stock Options

        The Adobe Board of Directors has decided to implement the Stock Option Exchange Program, which was approved by stockholders last month. The program will allow eligible employees to exchange outstanding stock options with exercise prices greater than $40.00 per share (the "Eligible Options") for a lesser number of new options. The new options will be granted in accordance with specified exchange ratios (the "Offer").

        All the documents related to this Offer, including the Offer to Exchange (http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/OffertoExchange.pdf), the Summary of Terms in Q&A format (http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/SummaryofTerms.pdf), the Stock Option Exchange Election Form and other related materials, have been posted to the et cetera section of Inside Adobe (http://inside.adobe.com). Please read these documents carefully and in their entirety as they contain information relevant to your decision as to whether or not to participate in this Offer.

How to Participate

        If you decide to participate in this Offer, you must complete, execute and submit the Stock Option Exchange Election Form through Adobe Forms, which is located under Everyday Tools on Inside Adobe (http://forms.corp.adobe.com). If you are unable to elect to exchange your Eligible Options via Adobe Forms, you may elect to exchange your Eligible Options by submitting the Stock Option Exchange Election Form via facsimile to the Equity Compensation Department at (408) 537-4100.

        A summary of your Eligible Options can be viewed at http://www.optionslink.com. If you do not know or have forgotten your log-in password, contact OptionsLink directly at (800) 838-0908 (press 0) or (650) 599-0125 (press 0) if you are calling from outside the United States. Your Stock Option Exchange Election Form also lists your Eligible Options.

        Participation in this Offer is completely voluntary. You must make your own informed decision whether to exchange your Eligible Options. Participation in this Offer involves certain risks that are discussed in the documents referenced above. You should read these materials carefully and understand all aspects of this Offer before deciding whether to participate. In addition, you should consult your personal outside advisor(s) if you have questions about your financial or tax situation.

More Information

        For additional information about the material terms of this Offer, assistance in completing the Stock Option Exchange Election Form or to obtain copies of the forms for any of our stock option plans, contact the Equity Compensation Department via e-mail at mailto:optionx@adobe.com or at (408) 536-3122.

        To learn more about the Offer, information sessions have been scheduled as follows:

Date	Time	Location
May 22, 2003	7:00 a.m. Pacific Time	MeetingPlace—ID# 78625
May 22, 2003	8:30 p.m. Pacific Time	MeetingPlace—ID# 78625 Albertus, San Jose,
May 23, 2003	10:00 a.m. Pacific Time	MeetingPlace—ID# 78625 Albertus, San Jose,
May 23, 2003	1:30 p.m. Pacific Time	MeetingPlace—ID# 78625 Albertus, San Jose,
June 3, 2003	10:00 a.m. Pacific Time	MeetingPlace—ID# 78625

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  Exhibit 99.(a)(1)(C)
FORM OF ELECTRONIC TRANSMITTAL LETTER